Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Dapper Boi, Inc.
8680 Miralani Drive, STE 104
San Diego, CA 92126
www.DapperBoi.com

Up to $1,069,998.00 in Common Stock at $3.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Dapper Boi, Inc.
Address: 8680 Miralani Drive, STE 104, San Diego, CA 92126
State of Incorporation: DE
Date Incorporated: June 17, 2015

Terms:

Equity

Offering Minimum: $9,999.00 | 3,333 shares of Common Stock
Offering Maximum: $1,069,998.00 | 356,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $198.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

The 10% Bonus for StartEngine Shareholders

Dapper Boi will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3 / share, you will receive 10 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Early Investment Perks:

First 24 hours

Friends & Family Super Early Bird Bonus

Receive 15% bonus shares when you invest within the first 24 hours and $250 STORE CREDIT.

Day 2-8

Friends, Family and Fan Early Bird Bonus

Receive 10% bonus shares when you invest within days 2-8 and $200 STORE CREDIT.

Day 9-15

Early Adopter Bonus

Receive 5% bonus shares when you invest within days 9-15 and $100 STORE CREDIT.

Volume Perks

$500+

Owners VIP Tier

Invest $500+ and receive $500 STORE CREDIT and a VIP Dapper Boi "Owner" Account that will entitle you to 20% off ALL In-Stock purchases at

DapperBoi.com FOR LIFE. (Excludes Pre-Order Campaign and clearance items)

$1,000+

Community Tier

Invest $1000+ and receive $1,000 STORE CREDIT and a VIP Dapper Boi "Owner" Account that will entitle you to

30% off all In-Stock purchases at

DapperBoi.com FOR LIFE. (Excludes Pre-Order Campaign and clearance items)

$2,500+

5% Bonus Shares

Invest $2,500 and receive $1,000 STORE CREDIT and a VIP Dapper Boi "Owner" Account that will entitle you to 30% off all In-Stock purchases at DapperBoi.com FOR LIFE. (Excludes Pre-Order Campaign and clearance items)

$5,000+

Invest $5,000 and receive $2,500 STORE CREDIT and a VIP Dapper Boi "Owner" Account that will entitle you to 30% off all In-Stock purchases at

DapperBoi.com FOR LIFE. (Excludes Pre-Order Campaign and clearance items) PLUS 10% bonus shares

$20,000+

Invest $20,000 and receive $5,000 STORE CREDIT and a VIP Dapper Boi "Owner" Account that will entitle you to 50% off all In-Stock purchases at DapperBoi.com FOR LIFE. (Excludes Pre-Order Campaign and clearance items)

PLUS 15% bonus shares and an invite to come to San Diego to meet the whole Dapper Boi team, get a tour of our HQ and help us design our next product launch!

The Company and its Business

Company Overview

We started Dapper Boi in 2015 with a goal to make people feel comfortable and confident in their own skin by offering gender neutral, everyday clothing line for androgynous women and men of all body types. We made this goal a reality by creating the best gender-neutral jeans on the market, and selling it direct to consumer.

With over 13,000 customers, Dapper Boi has evolved into the first community-driven gender-neutral brand - designing, premium, everyday apparel. We do this with the support, input, and feedback of our loyal customers and followers.

In 2018, Dapper Boi generated $280,761 in revenue, contributing to greater than $880,000 in revenue since inception. With only two of us running the entire business along with two part-time employees and a few, key independent contractors, we are proud of how far we've come and with our proven products and marketing tactics, we know that with additional funding we can grow this business exponentially and very quickly.

Our vision is to create a dynamic, interactive shopping experience, offering a wide range of styles for a variety of specific body types. We believe that we can ultimately change the landscape of not only shopping online, but in the way that people will confidently feel with great fitting clothing that truly represents who they are.

Competitors and Industry

In general, the competition is scarce when it comes to brands that sell specifically androgynous clothing with a masculine fit. We are servicing the LGBTQ+ community, androgynous women, men with curvy body types, non-binary and gender nonconforming people and more. Our inclusion, enthusiasm for our work and passion is what makes us exceptionally unique.

Current Stage and Roadmap

Our products are already in existence and with a proven track record. We plan on upping production and purchasing products ahead of schedule so that customers will have a shorter wait time for their items. We are working on all sales funnels so that our back end process is seamless, consistent and automated.

The Team

Officers and Directors

Name: Victoria Pasche

Victoria Pasche's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, CFO and Director
  Dates of Service: June 17, 2015 - Present
  Responsibilities: Product Development, Customer Support, Marketing- Content, Video, Product Launches, Paids Ads Strategy, Talent Aquisition, Public Relations, Accounting, Operations

Name: Charisse Anne Pasche

Charisse Anne Pasche's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Secretary and Director
  Dates of Service: June 17, 2015 - Present
  Responsibilities: Charisse is in charge of influencer marketing, social media (creation and scheduling), PR and also has a hand in product development alongside Victoria

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford

the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $107,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and

such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying common stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Dapper Boi, Inc. was formed on June 17, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the

Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Dapper Boi, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns two trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Dapper Boi, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Dapper Boi, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Victoria Pasche	1,000,000	Common Stock	50.0
Charisse Pasche	1,000,000	Common Stock	50.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 356,666 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 2,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The increase in revenue is attributed to consistent, monthly product campaigns as well as increased Marketing spend.

The increased loss was due to taking on additional debt, which was invested into product development, marketing spend

As our customer base was growing in 2018, we decided to launch more products than we did in 2017 which is why both revenue and costs increased as well.

Historical results and cash flows:

The company is investing in continued growth of the brand including increasing staffing levels, hiring a professional media company, and in creating additional inventory levels to accommodate our forcasted growth. As a result, we will experience net income losses in the foreseeable future as we continue to make these investments into our operations.

In 2019 and as of July 31, we've already achieved cumulative revenues of $300,000 according to our shopify store. We believe that the funding from this offering will be sufficient to achieve our 2020 and 2021 financial goals.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has Merchant capital advances and small business loans in the amount of $330,000. See all issuing lenders within Note 3 of financial statement.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised from this campaign are critical for the company to scale. Without these funds, the company will continue to run crowdfunding campaigns in order to manufacture products.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

With our unique selling proposition, stable customer base and competitive advantage, the company is viable. With funds raised from this campaign, the company will be able to scale quickly to positive cash flow.

The company will survive without these funds by continually running our own pre-order campaigns which makes up approximately 10% which we will invest into future productions. We will not be able to grow as planned without this investment. We do not have enough investment capital currently to fund all of our new product initiatives and Marketing efforts. Having inventory ready to ship is crucial for our growth and adequate Marketing dollars are crucial for us to scale.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the minimum funding is raised, the company will continue to operate under the current crowdfunding business model until the company is able to create positive cash flow.

The minimum raise will not have an impact on our business because of our outstanding debt, StartEngine platform fees and up front inventory costs exceed the $10,000 minimum raise.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

We believe that we would be able to operate the company indefinitely with the maximum funding goal. These funds will allow our company to scale and we will continue our pre-campaigns in order to pre-purchase inventory. Although, we will likely raise additional capital in the future so that we may continue to invest in our online shopping experience, new products, marketing efforts, and staff.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In addition to Start Engine, we will continue to utilize both Shopify and PayPal working capital as needed.

Indebtedness

- **Creditor:** Loanme, Inc.
  Amount Owed: $74,991.00
  Interest Rate: 94.0%
  Maturity Date: April 01, 2028

- **Creditor:** Shopify Capital Inc.
  Amount Owed: $7,421.00
  Interest Rate: 15.0%
  Maturity Date: December 31, 2019

Agreement with Shopify Capital Inc. with principal and advance fee paid at a remittance rate of 15% of customer payments, collateralized by future sales made using Shopify, which is the primary sales platform used by the Company

- **Creditor:** Headway Capital, LLC
  Amount Owed: $12,672.00
  Interest Rate: 62.62%
  Maturity Date: December 31, 2019
  Line of credit provided by Headway Capital, LLC with monthly principal and interest payments of $1,199.42 with interest at 62.62%, Guarantor listed as Victoria Pasche

- **Creditor:** Kabbage
  Amount Owed: $39,400.00
  Interest Rate: 67.34%
  Maturity Date: December 31, 2019
  Multiple agreements with Kabbage with monthly principal and interest payments of between $5,223 and $7,100 with interest between 61.27% and 67.34%, Guarantor listed as Victoria Pasche, and maturities listed as less than 12 months from origination dates, Guarantor listed as Victoria Pasche

- **Creditor:** PayPal Working Capital
  Amount Owed: $45,432.00
  Interest Rate: 30.0%
  Maturity Date: December 31, 2019
  Agreement with PayPal Working Capital with principal and advance fee paid at a remittance rate of 30% of customer PayPal payments, collateralized by future sales and funds through sales platform Shopify, minimum payment of $2,289 required every 90 days

- **Creditor:** Quarterspot
  Amount Owed: $54,568.00
  Interest Rate: 36.7%
  Maturity Date: December 31, 2019
  Note payable to Quarterspot with weekly principal and interest payments of $1,526.09 with interest at 36.70%

- **Creditor:** equipment vendor
  Amount Owed: $879.00
  Interest Rate: 0.0%
  Maturity Date: July 01, 2019
  Note payable to an equipment vendor, non-interest bearing, payable in monthly principal installments of $167.14, maturing July 2019, and collateralized by equipment

- **Creditor:** Clearbanc

Amount Owed: $7,701.00
Interest Rate: 17.5%
Maturity Date: December 31, 2025
Line of credit provided by Clearbanc to be used only on advertising expenses, at a remittance rate of 17.5% of customer payments, collateralized by future sales made using Shopify, which is the primary sales platform used by the Company

Related Party Transactions

- **Name of Entity:** Victoria Pasche
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The Company has received advancements in the form of cash and expense reimbursements from, CEO and Founder, Victoria Pasche.
  Material Terms: The total advancements total $10,777 and $15,520 for 2018 and 2017, respectively. The outstanding balance due to Victoria Pasche were $1,222 and $9,632 as of December 31, 2018 and December 31, 2017, respectively.

Valuation

Pre-Money Valuation: $6,000,000.00

Valuation Details:

The company believes that its valuation is driven by our present state of the company, projected revenues, and other factors. The valuation is based, in part, upon the sales of products through our successful crowdfunding campaigns, our outstanding customer reviews of our products, and our revenues and expected growth. According to our Shopify store, our previous sales in 2018 were $305,382. In 2019 to date, we have $398,768 in sales. Based on our historical growth rate, we expect our sales to continue to increase over the next 2-3 years, expecially as we roll out new products and expand into additional body types and styles.

As for comparable companies utilizing the same niche, gender-neutral audience, clothing company TomboyX recently raised $18M with a $50M - $100M valuation. According to Crunchbase, $5.4M is their estimated revenue, indicating a multiple range from 9x - 18.5x.

We have set our valuation at $6M for this raise with the goal of using the capital to launch our new products and grow the company the the next level, as we continue to scale the business over the next several years.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *StartEngine platform fees*
  93.0%
  These fees go toward premium service for StartEngine.

If we raise the over allotment amount of $1,069,998.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Debt*
  10.0%
  When initially taking the risk to start Dapper Boi, we were not approved for traditional funding and looked to alternative, merchant capital loans as a means to fund our business. 10% of funds raised will go towards paying down these loans.

- *Inventory*
  35.0%
  With our crowdfunding model, we've been able to see which products/styles are most popular to launch. We ran several tests with our most popular campaign products by purchasing inventory in advance. We then launched these products as a pre-order campaign with special pricing and limited inventory to our customers. Within these tests it created a sense of urgency for our customers to get in on these limited batches and because they didn't have to wait for the product to be manufactured, they became more eager to purchase these products as well. The results were very positive and inventory moved at a much faster pace compared to our traditional campaigns. We are confident in our products and our customers. 35% of funds raised will go towards purchasing limited batches of inventory so that customers do not have to wait for product. This will reduce risk of having too much inventory on hand and will also allow us to launch more products at a faster pace. As our business grows, we will adjust inventory levels accordingly.

- *Marketing*
  28.0%
  We find that our likable content (blogs, videos, images, etc) is what is working for us on social media. We will use these Marketing funds to ramp up our paid ads spend and professional services for SEO, content, photography and videography.

- *New Hires*
  15.0%
  To be able to focus on the growth of our business, we will be hiring additional part-time employees to assist with the day-to-day business including order

fulfillment, inventory management and customer support. We will also outsource professional accounting services.

- *VR Website Development*
  5.0%
  5% of funds raised will allow us to start the research and development of the virtual reality aspect within our website. With this feature customers can easily determine their Dapper Boi size through the use of a picture. They will be able to use this picture to determine what our clothes will look like on them and then share these photos with friends.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.DapperBoi.com (https://www.dapperboi.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/dapper-boi

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Dapper Boi, Inc.

[See attached]

DAPPER BOI, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018 AND 2017

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Dapper Boi, Inc.
San Diego, California

We have reviewed the accompanying financial statements of Dapper Boi, Inc.(the "Company,"), which comprise the balance sheet as of December 31, 2018 and December 31, 2017, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2018 and December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Marko Glisic, CPA

January 8, 2020
Los Angeles, California

DAPPER BOI, INC.
BALANCE SHEET

As of December 31,		2018		2017
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	30,410	$	9,591
Accounts receivable—net		-		-
Inventories		29,512		43,482
Prepaids and other current assets		31,997		23,217
Total current assets		**91,919**		**76,290**
Property and equipment, net		-		-
Intangible assets, net		-		-
Other assets		-		-
Total assets	$	**91,919**	$	**76,290**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	12,403	$	44,144
Line of Credit		20,373		12,783
Credit Card		-		331
Loan Payable Shareholder		1,222		9,632
Loans Payable		147,701		57,093
Current Portion of Notes Payable		367		-
Other current liabilities		34,803		18,900
Total current liabilities		**216,870**		**142,883**
Notes Payable		74,625		-
Total liabilities		**291,494**		**142,883**
STOCKHOLDERS EQUITY				
Common Stock		200		200
Retained earnings/(Accumulated Deficit)		(199,775)		(66,793)
Total stockholders' equity		**(199,575)**		**(66,593)**
Total liabilities and stockholders' equity	$	**91,919**	$	**76,290**

See accompanying notes to financial statements.

DAPPER BOI, INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2018	2017
(USD $ in Dollars)		
Net revenue	334,811	225,111
Cost of goods sold	158,253	118,446
Gross profit	176,558	106,665
Operating expenses		
General and administrative	148,965	80,870
Sales and marketing	62,676	66,742
Total operating expenses	211,641	147,612
Operating income/(loss)	(35,082)	(40,947)
Interest expense	97,900	18,189
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(132,982)	(59,136)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**(132,982)**	**(59,136)**

See accompanying notes to financial statements.

DAPPER BOI, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2018 and 2017
(USD $ in Dollars)

(in , $US)	Common Stock		Preferred Stock		Additional Paid-In	Retained earnings/		Equity
	Shares	Amount	Shares	Amount	Capital	(Accumulated Deficit)		
Balance—December 31, 2016	2,000,000	200	-	-	-	$ (7,657)	$	1,992,343
Net income/(loss)						(59,136)	$	(59,136)
Member contribution							$	-
Debt to equity conversion	-		-	-	-		$	-
Balance—December 31, 2017	2,000,000	$ 200				$ (66,793)	$	1,933,207
Net income/(loss)	-					(132,982)	$	(132,982)
Member contribution						-	$	-
Balance—December 31, 2018	2,000,000	$ 200	-	-	-	$ (199,775)	$	1,800,225

See accompanying notes to financial statements.

DAPPER BOI, INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2018		2017
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(132,982)	$	(59,136)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of proprety		-		-
Amortization of intangibles		-		-
Changes in operating assets and liabilities:				
Accounts receivable		-		-
Inventory		13,969		(28,339)
Prepaid expenses and other current assets		(8,780)		(12,199)
Accounts payable and accrued expenses		(31,740)		37,609
Credit Cards		(331)		(63)
Other current liabilities		15,903		3,442
Net cash provided/(used) by operating activities		**(143,961)**		**(58,687)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Sale of property and equipment		-		-
Purchases of intangible assets		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Loans Payable		288,885		98,398
Repayment of Loans		(198,277)		(43,795)
Repayments on sharedholder loans		(8,410)		(2,307)
Borrowings on Line of Credit		17,090		35,243
Repayments on Line of Credit		(9,500)		(22,460)
Borrowings in Note Payable		75,000		8,219
Repayments on Note Payable		(9)		(8,219)
Issuance of Common Shares		-		-
Net cash provided/(used) by financing activities		**164,779**		**65,079**
Change in cash		20,818		6,392
Cash—beginning of year		9,591		3,200
Cash—end of year	$	**30,409**	$	**9,592**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

Dapper Boi, Inc., was formed on June 17, 2015 ("Inception") in the state of Delaware. The financial statements of Dapper Boi, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California.

The company is a gender neutral, everyday clothing line for androgynous women and men of all body types and offered in a wide range of sizes. Dapper Boi, Inc. sells direct to consumer by launching products monthly at limited-time wholesale pricing through website, www.DapperBoi.com. The company offers apparel such as jeans, button-up shirts, swimwear, etc. to an underserved market where this sought after look and unique fit is challenging to find.

Going Concern and Management's Plans

The Company lacks significant working capital. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy. For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Inventory consists of merchandise and is stated at cost. Cost includes the acquisition cost of purchased goods and is determined using the first-in, first-out ("FIFO") method.

Income Taxes

Dapper Boi, Inc. is a C corporation for income tax purposes. The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since 2016. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company will recognize revenues from the sale of clothing merchandise when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. Revenue from the sale of merchandise is recognized when both the payment is tendered and the inventory is available for shipment to the customer.

Operating Leases

Operating leases relate to warehouse space, and office space, which generally contain rent escalation clauses, rent holidays, and contingent rent provisions. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease, which is generally four to five years based on the initial lease term, plus first renewal option periods that are reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 8, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The Company adopted ASU No. 2014-09 on January 1, 2018. There were no adjustments necessary to opening retained earnings/(accumulated deficit).

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes*. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of ASU No. 2016-02 on its financial statements, but generally would expect that the adoption of this new standard will result in a material increase in the long-term assets and liabilities of the Company as result of our lease agreements.

3. INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2018	2017
Raw Materials	$ -	$ -
Work in Process	-	-
Finished Goods	29,512	43,482
Total Inventories	**$ 29,512**	**$ 43,482**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2018	2017
Prepaid Expenses	14,758	3,642
Deposits	17,069	15,236
Sundry Receivable		4,339
Total Prepaids Expenses and other Current Assts	**31,997**	**23,217**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2018	2017
Unearned revenues	23,684	13,272
Payroll Liabilities	2,088	849
State Tax Payable	824	824
Gift cards and others	8,207	3,955
Total Other Current Liabilities	**34,803**	**18,900**

5.   DEBT

Notes Payable

On February 27, 2018 The Company entered a promissory note agreement with LoanME Inc., for the original amount of $75,000 (principal). The loan bears interest calculated at rate of 94.00 % per annum and any outstanding charges or late fees, until the full amount of this Note is paid. The Principal consists of $75,000 given directly to Borrower. Borrower will make one payment of $6,071.52 on April 01, 2018, subsequently 119 monthly payments of $5,875.69 starting from May 01, 2018. The entire amount of unpaid Principal under this Note, together with any unpaid interest and unpaid fees, is due and payable on April 01, 2028. The guarantor is listed as Victoria Pasche. As of December 31, 2018, the outstanding balance of this loan was $74,991. The following table outlines future maturities:

As of Year Ended December 31, 2018		
2019	$	367
2020		553
2021		1,366
2022		3,376
2023		8,346
Thereafter		60,993
Total	**$**	**75,000**

Loans

During 2018, the company entered a loan payable with an equipment vendor, non-interest bearing, payable in monthly principal installments of $167.14, maturing July 2019, and collateralized by equipment. The outstanding balance of this note as of December 31, 2018 was $879. The entire loan has been listed as current.

During 2017 and 2018, the company received multiple working capital loans with Shopify Capital Inc., in the total amount $71,800. The company is to remit 15% of its receivables every day from date of agreement on each loan until the entire amount total amount is remitted. As of December 31, 2018, and 2017, the outstanding balance of all loans from Shopify was $7,421 and $11,033 respectively.

During 2017 and 2018, the company entered into Multiple agreements with Kabbage in the total amount of $57,900 with monthly principal and interest payments of between $5,223 and $7,100 with interest between 61.27% and 67.34%, Guarantor listed as Victoria Pasche, and maturities listed as less than 12 months from origination dates, Guarantor listed as Victoria Pasche. As of December 31, 2018, and 2017, the outstanding balances of these loans were $39,400 and $39,536 respectively. The entire loan balance has been classified as current.

During 2018 and 2017, the company entered received several Paypal working capital loans in the total amount of $65,500. Principal and advance fee paid at a remittance rate of 30% of customer PayPal payments, collateralized by future sales and funds through sales platform Shopify, minimum payment of $2,289 required every 90 days. Most of the loans received in 2017 were paid off. The outstanding balance of the loans as of December 31, 2018 and December 2017 was $45,432 and $6,524 respectively. The entire loan balance has been classified as current.

On October 19, 2018, the company entered into Loan Agreement with Quarterspot Inc., in the original principal amount of $ 65,000. The interest rate is 36.70% and the loan matures on December 6, 2019. As of December 31, 2018, the outstanding balance of the loan is $54,568. The entire loan balance has been classified as current.

Line of Credit
On July 24, 2017 the company entered into Credit line agreement with Headway Capital, LLC in the amount of $14,050, for financing of business purposes. The line of credit has an interest rate of 16%. The guarantor is listed as Victoria Pasche. As of December 31, 2018, the outstanding balance on this line of credit was in the amount of $12,672.12

On November 4, 2018, the company entered a business cash advance agreement for digital advertising services and marketing platforms with Clear Finance Technology Corporation (Clearbank) for an amount of $10,898. The guarantor is listed as Victoria Pasche. The outstanding balance of this credit as of December 31, 2018 was $ 7,701.

Shareholder Loan
Refer to Related Party Transactions footnote for more information.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital as of December 31, 2018 consisted of 10,000,000 shares designated as $0.0001 par value common stock. Of the 10,000,000 common shares authorized, 2,000,000 shares were issued and outstanding.

7.   RELATED PARTY TRANSACTIONS

The Company has received advancements in the form of cash and expense reimbursements from, CEO and Founder, Victoria Pasche. The total advancements total $10,777 and $15,520 for 2018 and 2017, respectively. The outstanding balance due to Victoria Pasche were $1,222 and $9,632 as of December 31, 2018 and December 31, 2017, respectively. CEO and Founder Victoria Pasche is listed as the Guarantor on loans with LoanMe, Inc., Headway Capital, LLC, Kabbage, and Clearbank see Note 3.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2018 consists of the following:

As of Year Ended December 31,	2018	2017
Net Operating Loss	$ (22,201)	$ (15,437)
Valuation Allowance	22,201	15,437
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2018, are as follows:

As of Year Ended October 31,	2019	2018
Net Operating Loss	$ (58,627)	$ (19,051)
Valuation Allowance	58,627	19,051
Total Deferred Tax Asset	$ -	$ -

As of December 31, 2018, the Company had federal net operating loss ("NOL") carryforwards of approximately $41,259 which will begin to expire in 2035. The Company had state NOL carryforwards of approximately $17,368, which will begin to expire in 2035. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

9.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On March 26, 2018, the Company entered into a warehouse lease agreement with Denzo 1, L.P. in the amount of $1,040 per month. The lease commenced on May 1, 2018 and expired on April 30, 2019.

Rent expense was in the amount of $13,586 as of December 31, 2018.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2018, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

On June 7, 2019, West Coast Capital LLC (Secure Party) commenced an action in the Supreme Court of the State of New York, in and for the County of BROOME, captioned West Coast Business Capital, LLCv. Dap per Boi Inc d/b/a Dapper Boi, Victoria L Pasche, and Charisse Pasche, wherein Secured Party entered judgment against Merchant (Dapper Boi, Inc) and Guarantor (Victoria Pasche and Charisse Pasche) jointly and severally in the amount of $60,415.94. On June 12, 2019, the company entered into negotiation of settlement agreement with West Coast Capital L.L.C. In consideration of Secured Party staying further legal and/or enforcement action, as well as the release of the balance of the Frozen Funds, Debtor agrees to pay to Secured Party, and Secured Party agrees to accept Forty - Eight Thousand One Hundred Nineteen Dollars and 00/100 ($48,119.00), exclusive of any and all applicable poundage fee(s) by specific dates lay out in the agreement.

On October 4, 2019, Quaterspot Inc, filed a complaint in the superior court of California, County of San Diego against Dapper Boi, Inc, seeking a judgement on the loan in the principal amont of $30,229.14, plus interst in the amount of $4,222.34 that continues to accrue at a rate of $30.82 per day, plus attorney fees and costs incurred as a result of the complaint. On December 6, 2019, the company entered a settlement agreement and release of liability with Quaterspot, Inc whereas borrower (Dapper Boi, Inc) and guarantor (Vicky Pasche) acknowledge that they are jointly and severally obligated to Lender in the total amount of not less than $36,393.14, which represents an unpaid principal balance of the indebtedness owed in the amount of $30,229.14, plus interest in the amount of $6,164.00, in addition to attornev fees and costs incurred as a result of this Action.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 8, 2020, the date the financial statements were available to be issued. The following subsequent events have been noted:

From February 9, 2019 to October 29, 2019, the company receives additional several working capital loans from Shopify Capital in the total amount of $73,800. The company is to remit 15% of its receivables every day from date of each agreement until the entire amount total amount to remit is remitted.

On April 30, 2019, the warehouse lease agreement was amended and extended for an additional year (from May 1, 2019 until April 30,2020) in the amount of 1,071 per month.

On June 7, 2019, West Coast Capital LLC (Secure Party) commenced an action in the Supreme Court of the State of New York, in and for the County of BROOME, captioned West Coast Business Capital, LLCv. Dap per Boi Inc d/b/a Dapper Boi, Victoria L Pasche, and Charisse Pasche, wherein Secured Party entered judgment against Merchant (Dapper Boi, Inc) and Guarantor (Victoria Pasche and Charisse Pasche) jointly and severally in the amount of $60,415.94. On June 12, 2019, the company entered into negotiation of settlement agreement with West Coast Capital L.L.C. In consideration of Secured Party staying further legal and/or enforcement action, as well as the release of the balance of the Frozen Funds, Debtor agrees to pay to Secured Party, and Secured Party agrees to accept Forty - Eight Thousand One Hundred Nineteen Dollars and 00/100 ($48,119.00), exclusive of any and all applicable poundage fee(s) by specific dates lay out in the agreement.

On October 4, 2019, Quaterspot Inc, filed a complaint in the superior court of California, County of San Diego against Dapper Boi, Inc, seeking a judgement on the loan in the principal amont of $30,229.14, plus interst in the amount of $4,222.34 that continues to accrue at a rate of $30.82 per day, plus attorney fees and costs incurred as a result of the complaint. On December 6, 2019, the company entered a settlement agreement and release of liability with Quaterspot, Inc whereas borrower (Dapper Boi, Inc) and guarantor (Vicky Pasche) acknowledge that they are jointly and severally obligated to Lender in the total amount of not less than $36,393.14, which represents an unpaid principal balance of the indebtedness owed in the amount of $30,229.14, plus interest in the amount of $6,164.00, in addition to attornev fees and costs incurred as a result of this Action.

On November 14, 2019, the company received an additional $40,000 working capital loan from Paypal. The loan fee is $6,882 and the repayment percentage is 30%. The company is required to make minimum payment every 90 days in the amount of $4,688, bringing total payment at the end of the loan to $46,882.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


 DAPPERBOI

Dapper Boi
Androgynous Clothing Retailer




◎ Website   📍 San Diego, CA   E-COMMERCE   FASHION & APPAREL

Dapper Boi is a gender neutral, everyday clothing line for people with androgynous style of all body types. We are proud to make people feel comfortable and confident in their own skin by offering stylish clothes with a unique fit.

$0.00 raised ⓘ

245	13
Investors	Hours Left

$3.00	$6M
Price per Share	Valuation

Equity	$198.00
Offering Type	Min. Investment

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 This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates⁷   Comments   ♡ Follow

Reasons to Invest

- $1M in lifetime sales with 2019 revenue already surpassing 2018 by 30%, with our busiest period still to come

- 13,000+ loyal customers that keep coming back for our latest product launches

- Wholesale profit margin ranging from 47-60% with a retail profit margin as high as 75%-85%.

Androgynous clothing for

Bonus Rewards

Get rewarded for investing more into Dapper Boi

$200+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program please see the Offering Summary section below.

everybody and ***EVERY* body.**

THE PROBLEM

It's hard to find men's clothes that fit a woman's body

Co-founder of Dapper Boi, Vicky Pasche, was **tired of shopping in the men's section for clothes that just didn't adhere to her body's shape.** The options for androgynous clothing were few and far between, let alone finding these clothes at an affordable price point. Many like her are searching for comfortable clothing that affirms their identity without being forced to get things tailored, or custom-made. **There are very few online resources for shopping that specialize in androgynous clothing and even fewer that have a wide array of products and sizes**. Up until now, an entire section of the population has been forced to compromise their style and comfort in service of finding clothes that reflect their identity.


DAP
PER
BOI

THE SOLUTION

Creating clothes for everybody and *EVERY* body.

This journey all started in 2015 with a Kickstarter campaign for Slim-Straight Jeans. The response was overwhelming. We realized that there was an untapped

$500+
Investment
Owners VIP Tier
Invest $500+ and receive $500 STC
CREDIT and a VIP Dapper Boi "Owr
Account that will entitle you to 20%
ALL In-Stock purchases at
DapperBoi.com FOR LIFE. (Exclude
Order Campaign and clearance ite

$1,000+
Investment
Community Tier
Invest $1000+ and receive $1,000 S
CREDIT and a VIP Dapper Boi "Owr
Account that will entitle you to 30%
all In-Stock purchases at DapperB
FOR LIFE. (Excludes Pre-Order Car
and clearance items)

$2,500+
Investment
5% Bonus Shares
Invest $2,500 and receive $1,000 S
CREDIT and a VIP Dapper Boi "Owr
Account that will entitle you to 30%
all In-Stock purchases at DapperB
FOR LIFE. (Excludes Pre-Order Car
and clearance items) + 5% Bonus S

$5,000+
Investment
10% bonus shares
Invest $5,000 and receive $2,500 S
CREDIT and a VIP Dapper Boi "Owr
Account that will entitle you to 30%
all In-Stock purchases at DapperB
FOR LIFE. (Excludes Pre-Order Car
and clearance items) PLUS 10% bo
shares

$20,000+

jeans. The response was overwhelming. We realized that there was an untapped, under serviced and virtually ignored market of people who are looking for exactly the kind of clothes that we were interested in making. We started to manufacture other items, like button-up shirts, bathing suits with compression tops and so much more. We are constantly introducing new items and use a trial wholesale model to test responses to the new apparel. **Dapper Boi is both a lucrative clothing retailer and an inclusive community**.





THE MARKET

The market is loyal and growing quickly

We are the first movers in this community and have already created some **thirteen thousand** customers devoted to our brand. Our customers are mostly women (or gender non-conforming people) who dress androgynously. Because a site like ours, with our variety, price point, inclusionary size range and customer feedback level, does not exist outside of us, we have no trouble keeping customers, while we draw in new ones. Our ideal customer demographic is androgynous women with masculine style, folks from the LGBTQ community and men with curves. These communities are dramatically underserved and, **we have found a valuable place in the market nearly instantaneously.**



Investment

15% bonus shares

Invest $20,000 and receive $5,000
CREDIT and a VIP Dapper Boi "Owr
Account that will entitle you to 50%
all In-Stock purchases at DapperB
FOR LIFE + PLUS 15% bonus share
terms below)



Over $1M in lifetime revenue--we sell *well* and we *sell out fast*

The success of our Kickstarter campaign was only the beginning of an exciting growth phase. After we oversubscribed our Kickstarter for androgynous jeans, **we knew that there was a market for our products** and we started our site and began rolling out **new products monthly.** Many of our products sell out quickly, including our incredibly popular swimwear line. Our work garnered a lot of press and brought more and more people to the site. As we continue to increase our revenue, we are able to continuously expand our brand, adding new apparel like bomber jackets, blazers and **different styles of jeans**. We are also continuing to increase size range and fit to make our site the most inclusive gender-neutral clothing brand out there.



Our customers love us!

With over 13,000+ loyal customers, we have been able to grow our company as fast as our community-- all the while putting the needs of our customers first.



> Best fit, great quality, prompt friendly customer service.
>
> **Aryn W.**

> I love this company. I love the shirts they fit great and clearly were designed well.
>
> **Amelia E.**

> The clothes fit amazingly!! I've never been complemented more on my wardrobe choices!
>
> **Patricia L.**

And so does the press!

PRIDE   Entrepreneur   7x7

EDGEMEDIANETWORK   curve   chubstr Life in your size

HER   taggmagazine   KUSI NEWS TELEVISION

WHAT WE DO

We make gender neutral clothes for everyone

Dapper Boi's clothes are made for both style and function. Part of what made our original jeans design so exciting and revolutionary was the deep front and back pockets, a type of functionality that doesn't exist in most women's jeans. Similarly, our button-ups are made for a body with curves, a far cry from the men's button-ups that you find in most stores. There have added hidden snaps on the button placket to ensure there is no chest gap. All of our clothes are made for fit, comfort and style. **We make clothes that are different because we know that you are**

too.


DAP
PER
BOi

THE BUSINESS MODEL

We test the waters, so we know exactly what our customers want

Our unique business model **involves crowdfunding new clothing items**. We test the market by launching a product campaign for three weeks and within these three weeks, our customers can buy these products wholesale. That means they are paying up to half the retail price. Through this, we are seeing both if the product is well-liked enough by our customers to sell on our site, and if it is a good investment on our part. Having this **short selling period increases urgency** and encourages customers to check in with our site regularly. After these three weeks, if we don't make our funds needed to go into production on the item, the customers get their money back. If we do make the funding goal, this first wave customers receive their items at the wholesale price and the product then goes on to be listed on our site at its retail price.

Our wholesale profit margin ranges from **47-60% and our retail profit margin range from 75%-85%.** Through this method, we know that the items that we are investing time and money in, already have an eager market.

According to Shopify, Our 2018 revenue was $305K and to date, our 2019 revenue is already over $400K. Since the inception of our site, we have made over $1 Million.



HOW WE ARE DIFFERENT

Nobody offers the same fit and variety we do

Our clothes offer a unique fit that has been specifically tailored to be a genderless option for all body types. We boast a wide range of sizes, styles, colors and apparel types. This is not a thing that you will see elsewhere. Through our customer-driven, wholesale method, we are creating a rapport with our base, just another thing that sets us apart from other clothing retailers.

In general, **the competition is scarce** when it comes to brands that sell specifically androgynous clothing with a masculine fit. We are servicing the LGBTQ+ community, androgynous women, men with curvy body types, non-binary and gender nonconforming people and more. Our inclusion, enthusiasm for our work and passion is what makes us exceptionally unique.



We will make Dapper Boi the complete online shopping experience

On top of our plans to continue to roll out new styles, new apparel, and a larger size range, we have plans to create an online shopping experience that matches that of going in person. In the next three years, we want to create a program that allows customers to choose their body type and then sort through products based on that alone. Additionally, we plan on implementing the use of VR technology so that customers can easily determine their Dapper Boi size through the use of a picture. They will be able to use this picture to determine what our clothes will look like on them and then share these photos with friends.

We plan on upping production and purchasing products ahead of schedule so that customers will have a shorter wait time for their items. We are working on all sales funnels so that **our back end process is seamless, consistent and automated.**


I'M NOT A BOY

OUR TEAM

We saw that there was something missing, so we created it

Dapper Boi was started by married couple, Vicky and Charisse Pasche. The vision came to be after Vicky was having trouble finding clothes that fit correctly, in the style that she felt most comfortable in. Together, they decided that since there were no clothing retailers that could service them, they'd have to start one themselves. Because Dapper Boi started in such a personal manner, both Vicky and Charisse feel deeply passionate about the project. They've invested a lot in this company and it shows through in everything they do -- from the clothes they make, to the way they communicate and work alongside their customer base.





WHY INVEST

Invest in helping people be the best version of themselves

This StartEngine raise makes perfect sense for Dapper Boi. **Our whole world is crowdfunding.** We started with our successful Kickstarter campaign and continue to use crowdfunding as an essential part of our business model. We thrive in this environment and know that in working with StartEngine we will be able to open ourselves up to new possibilities to broaden our horizons.

Our mission is to make people feel comfortable and confident in who they are, by offering premium, stylish, gender-neutral apparel to fit a wide range of body types and sizes.

Our growth has been natural and steady and an influx of funds will help us to increase our product base and variety and therefore attract more customers. The customers we have now are highly loyal. **We have reached a virtually untapped market** of people who have been in dire need of a place to shop that feels inclusive and geared towards their style. Dapper Boi is helping to revolutionize the gender-neutral fashion movement.


I'M NOT A BOY

March 2015

1st Prototype

Our signature slim-straight, gender-neutral jeans approved.

May 2015

Successfully funded!

Surpassed $18,000 goal on Kickstarter with a $26,000 raise for initial production of slim-straight jeans.

September 2016

Sold Out of Slim-Straight Jeans

July 2017

Launch of Our Unique Swimwear Collection

Brought in $80,000 of revenue within this 3 week campaign.

2017

Revenue Increased

Increase of 307%, from $59K in 2016 to $240K in 2017.

May 2015

Article published on Entrepreneur.com

September 2016

Launched New Business Model

Launched our new crowdfunding business model from our own site. First product launch was signature button-up shirt -- raised $30,000 in 3 weeks.

2018

Further Revenue Increase

Increased another 27%, from $305K in 2018 to about $400K in 2019.

2019

Campaigns Launched Each Month

Bringing in an average of $40K in revenue each month with limited Marketing spend.

April 2015

Launched on Kickstarter

Dapper Boi launched brand on Kickstarter showcasing our signature slim-straight jeans and "I'm Not A Boy" tees.

Q2 2019

$860K Generated in Lifetime Revenue

Since June 2015 inception of 8,190 customers.

June 2019

Email subscriber list is 13,366

Facebook followers: 30K, IG Followers: 25.2K

In the Press

Entrepreneur EDGEMEDIANETWORK HER PRIDE 7x7



 
SHOW MORE

Meet Our Team





Victoria Pasche
Co-Founder & CEO

Co-Founder & CEO of Dapper Boi with 10 years experience in Casino Marketing. From writing casino promotions to managing an entire Marketing department, Vicky prides herself in her creativity and in her passion for people. She has a BA in Mass Media Communication from Plattsburgh State University of New York.

Charisse Pasche
Co-Founder & President

Co-Founder & President of Dapper Boi with 20 years of sales experience and 8 years of managing sales teams. Charisse is a driver that consistently exceeded her sales goals and also enjoyed overseeing and motivating large sales teams. She is passionate about leading others, social media marketing, and product development. Her education includes a BA in Organizational Management and a Masters in Business Psychology.

Offering Summary

Company : Dapper Boi, Inc.

Corporate Address : 8680 Miralani Drive, STE 104, San Diego, CA 92126

Offering Minimum : $9,999.00

Offering Maximum : $106,998.00

Minimum Investment Amount : $198.00
(per investor)

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 3,333

Maximum Number of Shares Offered : 35,666

Price per Share : $3.00

Pre-Money Valuation : $6,000,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

The 10% Bonus for StartEngine Shareholders

Dapper Boi will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3 / share, you will receive 10 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Early Investment Perks:

First 24 hours

Friends & Family Super Early Bird Bonus

Receive 15% bonus shares when you invest within the first 24 hours and $250 STORE CREDIT.

Day 2-8

Friends, Family and Fan Early Bird Bonus

Receive 10% bonus shares when you invest within days 2-8 and $200 STORE CREDIT.

Day 9-15

Early Adopter Bonus

Receive 5% bonus shares when you invest within days 9-15 and $100 STORE CREDIT.

Volume Perks

$500+

Owners VIP Tier

Invest $500+ and receive $500 STORE CREDIT and a VIP Dapper Boi "Owner" Account that will entitle you to 20% off ALL In-Stock purchases at

DapperBoi.com FOR LIFE. (Excludes Pre-Order Campaign and clearance items)

$1,000+

Community Tier

Invest $1000+ and receive $1,000 STORE CREDIT and a VIP Dapper Boi "Owner" Account that will entitle you to

30% off all In-Stock purchases at

DapperBoi.com FOR LIFE. (Excludes Pre-Order Campaign and clearance items)

$2,500+

5% Bonus Shares

Invest $2,500 and receive $1,000 STORE CREDIT and a VIP Dapper Boi "Owner" Account that will entitle you to 30% off all In-Stock purchases at DapperBoi.com FOR LIFE. (Excludes Pre-Order Campaign and clearance items)

$5,000+

Invest $5,000 and receive $2,500 STORE CREDIT and a VIP Dapper Boi "Owner" Account that will entitle you to 30% off all In-Stock purchases at

DapperBoi.com FOR LIFE. (Excludes Pre-Order Campaign and clearance items) PLUS 10% bonus shares

$20,000+

Invest $20,000 and receive $5,000 STORE CREDIT and a VIP Dapper Boi "Owner" Account that will entitle you to 50% off all In-Stock purchases at DapperBoi.com FOR LIFE. (Excludes Pre-Order Campaign and clearance items)

PLUS 15% bonus shares and an invite to come to San Diego to meet the whole Dapper Boi team, get a tour of our HQ and help us design our next product launch!

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

Updates

Notice of Funds Disbursement

Notice of Funds Disbursement

11 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Dapper Boi has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Dapper Boi be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Happy Holidays!

20 days ago

Hi all! Happy Holidays! We just wanted to check with you to let you know how much we truly appreciate your investment and support. We are humbled and thankful for each one of you. We've already been able to invest in inventory with the funds raised so far and are beyond excited for a killer 2020. According to our Shopify store, our revenue is already 88% up from last year and we are not done yet! The next step is to pump up our Marketing efforts.

As investors, you are now part of us and we want to make sure to include you in our game plan as well. As of right now, there are 288 of you, and we can make a TON of noise out there together!

One of our most popular products is our jeans and we've been sold out of most sizes for quite some time now. Today we re-launched a pre-order campaign for our indigo and black slim-straight jeans and we are already seeing huge success with jeans selling quickly.

If you haven't done so already, please follow us on Facebook and Instagram. From there you can see our latest jeans campaign post. We'd love for you to share the post with your followers today or tomorrow if possible. Right now we are offering a $10 gift card for each jeans pre-order THIS WEEKEND ONLY. We are already offering these jeans at the lowest possible price, so to get $10 with your order is a steal and will hopefully get some new buyers to give our jeans a shot. Feel free to also check out our suede bomber jacket campaign that is going on now as well. We had a lot of fun making that video, so we hope you enjoy it!

As of today, our return customer rate is over 40%, according to our Shopify store analytics, and that is something we are proud of, especially when typical e-commerce businesses strive for at least 20%, according to Quora. For us that means a couple of things - one, we have a great fitting product that people are coming back for. And two, the more people we have trying our products, the more loyal customers we will create which will then expand our database and Marketing reach.

You are a crucial piece in getting the word out there about Dapper Boi. We also plan on creating an email list for just our investors so that you can stay in the know and participate in helping us grow when there is an opportunity for it.

Again, we thank you so much and want you to know that we take your investment very seriously and are determined to make Dapper Boi very successful for us all.

Notice of Funds Disbursement

22 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Dapper Boi has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Dapper Boi be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Dapper Boi has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Dapper Boi be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Dapper Boi has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Dapper Boi be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Dapper Boi has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Dapper Boi be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Welcome!!

3 months ago

Welcome All!

We are so excited to announce that within the first 10 hours of our campaign going live, we raised over $30K with over 50 investors! Thank you so much for the early traction! We are humbled by all the support and appreciate each of you for believing in us.

Let's keep the momentum going strong! Please share our campaign page wherever you can. Our early success is getting people very excited to hop on as well and I know that if we all work together, we can take Dapper Boi to the next level!

Cheers!

Vicky & Charisse

END OF UPDATES

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Privacy - Terms

Post

Terry Carter `SE OWNER` `20 INVESTMENTS` `INVESTED` 2 months ago
Wzup Team,
After doing research on Dapper Boi The Company and reading up on what you guy's Rep as a family business I must say I'm very impress, so impress I had to Invest, keep up the positive work..Let's Get It!!!.

Thx
Tee

> **Victoria Pasche** - **Dapper Boi** 19 hours ago
> Hey Tee! That truly means so much to us! We appreciate you taking the time to learn about us and for believing in us. Let's do this! Happy New Year!

Terrie Cashimere `SE OWNER` `6 INVESTMENTS` 2 months ago
I have checked out your website and products. I order my first item and should get it soon. As someone looking to become an investor I would like to know where the funds from this raise will be used. What is your timeline expectation for growth once you meet this raise?

> **Victoria Pasche** - **Dapper Boi** 2 months ago
> Hi Terrie!
> Thanks for your order! This influx of cash will allow us to expand our product lines and restock up on things we haven't been able to do in a while, which should be reflected in some record-breaking sales numbers.

Terrie Cashimere SE OWNER 6 INVESTMENTS 3 months ago
I am so excited about your company. I have been waiting for these products my whole life. I am 60. I look forward to investing in this business.

> **Victoria Pasche** - Dapper Boi 3 months ago
> Thank you so much for your kind words and support, Terrie! We truly appreciate it!





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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

SE campaign Video

Vicky Pasche:

Hey there. I'm Vicki Pasche, founder of Dapper Boi. So what is Dapper Boi? Let me show you. People with curves who rock a masculine style don't have a ton of great choices in the men's section. We're stuck trying on clothes that we can barely button or we ended up settling for something way oversized and unflattering. And don't get us started on how men's button ups get that awful chest gap when we move. No thank you. We started Dapper Boi because we dreamed of jeans with a masculine cut that could also fit thick thighs and a butt. And our customers loved them. So we went on to create an entire clothing line featuring classic men's wear style that's made with curves in mind. Our signature fit includes just the right amount of room at the waist and hips and our button-ups feature hidden snaps to make that awful chest gap a thing of the past.

Vicky Pasche:

And did I mention we've done swimsuits too? Basically people went nuts over our clothes. It all started with our Kickstarter project raising over $26,000 for our very first pair of slim straight jeans in one month. Now, who knew that 223 backers after that project would turn into the now 13,000 person Dapper Boi family. So with no cashflow, we took that same crowd funding model to our own website. Over the next three years, we ran campaigns for our button-ups, swimsuits, jeans, and even casual blazers, bomber jackets, and they all crushed it. For example, we sold $80,000 worth of swimsuits in three weeks and every single time we completely sell out of our products. We've done nearly $1 million since inception and that's all with two part time employees in a small warehouse in San Diego. Our 13,000 customers love our product and they tell us all the time. Our biggest issue, cash flow. And that really results in a not so ideal customer experience.

Vicky Pasche:

Without cashflow, we can't hold a standard inventory and without a solid inventory our wait times are just too long. In eCommerce, when you buy a product, you want it now. Long wait times, plainly put, results in less sales. But it's clear that when we do have available options, our customers are fanatical about our clothes because we're solving a unique problem that apparel companies haven't considered before.

Vicky Pasche:

So how does your investment help solve these problems? With cash on hand, we'll be able to build our inventory up, which will greatly reduce our customers' wait times, resulting in more sales for Dapper Boi. With proven marketing tactics, we will be able to spread the word further of what Dapper Boi provides to more people all around the world. For those who have heard of us, they love us. We just need to get our message in front of more eyes. And lastly, with more cash, we can have a wider array of product lines in all body shapes for our customers to choose from. It's for these three reasons that you should invest. The problem and solution has been validated. We found our target customer and most importantly, we have a killer product that our customers love. Now we just need to add fuel to this fire so we can scale Dapper Boi to a multimillion dollar company. Join this revolutionary gender neutral fashion movement by investing now. After all, isn't about time we fit in?

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.